                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   -------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                               Kinark Corporation
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   494474-10-9
                                 (CUSIP number)

                               Michael T. Crimmins
                15 Doremus Drive, Towaco, N.J. 07082 973-334-5910
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 14, 2000
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d -1(e), Rule 13d-1(f) or Rule 13d-1(g) check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 494478-10-9                                          Page 2 of 4 Pages

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                NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATIION NOS. OF ABOVE PERSONS [ENTITIES ONLY]
      1         Michael T. Crimmins
--------------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
      2                                                          (b) [ ]
--------------------------------------------------------------------------------
      3         SEC USE ONLY
--------------------------------------------------------------------------------
                SOURCE OF FUNDS
      4         PF
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
                CITIZENSHIP OR PLACE OF ORGANIZATION
      6         United States
--------------------------------------------------------------------------------
NUMBER OF SHARES                            SOLE VOTING POWER
BENEFICIALLY                        7       662,685
OWNED BY                            --------------------------------------------
EACH                                        SHARED VOTING POWER
REPORTING                           8       0
PERSON                              --------------------------------------------
WITH                                        SOLE DISPOSITIVE POWER
                                    9       662,685
                                    --------------------------------------------
                                            SHARED DISPOSITIVE POWER
                                    10      0
--------------------------------------------------------------------------------
                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11        662,685
--------------------------------------------------------------------------------
                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                [ ]
      12        EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13        9.87%
--------------------------------------------------------------------------------
                TYPE OF REPORTING PERSON
      14        IN
--------------------------------------------------------------------------------

                                                               Page 3 of 4 Pages
                                                                    Schedule 13D
                                                             Michael T. Crimmins

                               KINARK CORPORATION
                             (CUSIP No. 494474-10-9)

     Schedule 13D relating to common stock, par value $.10 per share ("Common Stock") of Kinark Corporation, a Delaware Corporation ("Issuer"), as heretofore filed and amended and restated in full in Amendment No. 5 , is hereby further amended by this Amendment No. 6 to change item 5 to read in full as follows, and such Schedule 13D, as so amended , shall continue in effect in accordance with its terms.

     Item 5 is amended and restated to read in full as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Since acquiring the shares of the Issuer's Common Stock referred to in
Item 3 above, Mr. Crimmins sold 115,600 of such shares in open market transactions, including the shares referred to in subparagraph (c) of this Item
5. Mr. Crimmins currently beneficially owns 662,685 shares of the Issuer's Common Stock, representing 9.87% of the currently outstanding shares of Common Stock. The aggregate percentage of shares of Common Stock reported owned by Mr. Crimmins is based on 6,712, 219 shares, which is the number of shares of Common Stock reported as outstanding in the Issuer's Quarterly Report on Form 10Q for the quarter ended March 31, 2000.

     (b) Mr. Crimmins has sole voting power and sole dispositive power with respect to all of such 662,685 shares of Common Stock.

     (c) During the last 60 days, Mr. Crimmins has sold a total of 87,600 shares of the Issuer's Common Stock in open market transactions as follows:

Date                        Number of Shares Sold                Price per Share
----                        ---------------------                ---------------
6/19/00                              1,000                           1.125
6/21/00                              2,000                           1.125
6/21/00                              3,000                           1.188
6/21/00                              1,000                           1.250
6/22/00                              5,000                           1.188
6/22/00                              1,000                           1.250
6/26/00                              2,000                           1.125
6/28/00                              2,000                           1.188
6/28/00                              2,000                           1.125
6/30/00                              2,000                           1.25
7/03/00                              4,000                           1.25
7/06/00                              2,000                           1.063
7/07/00                              2,000                           1.063
7/13/00                              6,000                           1.25
7/14/00                              3,000                           1.375

                                                               Page 4 of 4 Pages
                                                                    Schedule 13D
                                                             Michael T. Crimmins

                                 TABLE CONTINUED

Date                        Number of Shares Sold                Price per Share
----                        ---------------------                ---------------
7/17/00                              1,000                           1.125
7/17/00                              1,000                           1.00
7/18/00                                600                           1.188
7/19/00                              2,000                           1.188
7/20/00                              2,000                           1.125
7/21/00                              1,000                           1.125
8/8/00                               1,000                           1.063
8/9/00                               5,000                           1.063
8/10/00                              6,000                           1.063
8/11/00                              6,000                           1.063
8/14/00                              6,000                           1.063
8/15/00                              6,000                           1.063
8/16/00                              6,000                           1.063
8/17/00                              6,000                           1.063


     (d) Not Applicable

     (e) Not Applicable




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                          August 17, 2000
                                          ----------------
                                             (Date)


                                          S/Michael T. Crimmins
                                          ----------------------
                                              (Signature)


                                            Michael T. Crimmins
                                            -------------------
                                               (Name)